Mail Stop 4561

November 9, 2007

By U.S. Mail and Facsimile (202) 966-9409

Richard J. Gavegnano
Chairman of the Board and Chief Executive Officer
Meridian Interstate Bancorp, Inc.
10 Meridian Street
East Boston, Massachusetts 02128

Re: Meridian Interstate Bancorp, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 7, 2007
File No. 333-146373

Dear Mr. Gavegnano:

We have reviewed your amendment and the draft materials you sent us and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis, page 71

1.   In discussing "Base Compensation" you indicate that you refer to two different compensation survey reports regarding peer institutions in determining compensation levels. Please revise to identify the specific members of the peer group used in this process.

Note 3. Securities Available for Sale, page F-18

2.   Please refer to our previous comment 24 in our letter dated October 24, 2007. We note
        your response and your revised disclosures included in your financial statements. Please
        revise to address the following:

        •   Your response to the first bullet in comment 24 appears to indicate that you have
            a policy of ignoring spread differentials unless a credit rating downgrade has
            occurred. While a rating downgrade is one factor to consider, it should not be the
            only factor considered. Accordingly, please revise your disclosure to confirm that
            you consider other factors including spread differentials. Otherwise, tell us why
            you believe it is appropriate under the applicable literature to ignore such other
            indicators, specifically addressing the inherent lag factor in rating changes.

        •   As previously requested in the second bullet in comment 24, please revise to
            specifically confirm in your disclosure that you have the positive intent and
            ability to hold your debt securities to the later of recovery or maturity. Note that
            this is not the same as merely not having made a determination to sell a security.
            As a more comprehensive analysis of your citation from the FSP, please refer to
            the last sentence of paragraph 14 of FSP 115-1, which continues on to state
            "However, an investor shall recognize an impairment loss when the impairment is
            deemed other than temporary even if a decision to sell has not been made."
            Accordingly, the fact that you have no yet identified a security for sale is not
            evidence that a loss is necessarily temporary.

        •   Further, it is unclear how you can make such an assertion that you have the intent
            and ability to hold to the later of recovery or maturity given your recent and
            recurring sales of underwater securities, combined with your stated policy of
            holding underwater securities until you decide to sell them. The acknowledged
            contemplation of selling underwater securities appears to contradict an assertion
            of intent to hold them to recovery or maturity.

        •   In your response to bullets 2, 4 and 5 of the previous comment 24, you state "To
            the extent that securities sales have not been executed and no impairment write-
            down has been recognized the Company evaluates any unrealized loss as an
            uncorrected misstatement." Tell us more clearly what you mean here. To the
            extent you believe such amounts represent unrecorded errors, confirm that you
            have performed a SAB 99 analysis on such amounts. Tell us more clearly how
            you determined and defined the scope and nature of the errors.

- In your response, you state that management's intent may "periodically" change as you manage the available-for-sale portfolio. Please tell us if management's intent changes as a result of the "periodic" evaluations made by your Investment Committee. For example, does management decide to sell one or more securities as a result of these evaluations;

- Please clarify the meaning of "periodic". For example, clarify whether the Investment Committee performs their evaluation monthly, quarterly, bi-annually, annually, or on some other time interval;

- If the Investment Committee does meet monthly, quarterly, or semi-annually, and/or management's intent to hold any one particular security changes with the same frequency, it remains unclear how you can assert that you have the intent and ability to hold any one security until a market recovery or maturity, since market trends have been moving in the same direction for greater than 3 or six months and the average time to maturity for your securities in an unrealized loss position may be greater than this period. Please revise or advise.

- Please disclose the average time to maturity of your underwater securities.

- As previously requested in the fourth bullet of previous comment 24, please tell us how you define "foreseeable future" in terms of your other than temporary impairment analysis.

- To the extent that you are relying on the low actual loss severity of less than one to two percent as the basis for determining that an unrealized loss is temporary, please revise to disclose that fact and the extent of the severity.

- Although the amount of equity securities in a loss position held as of June 30, 2007 may not be significant, you have had material sales of equity securities during 2004 and 2006. However, your stated accounting policies should comply with GAAP. We do not object to your assertion that the unrealized losses on equity securities at June 30, 2007 are "insignificant". However, your policies for determining whether an other than temporary impairment has occurred do not appear to comply with GAAP, and should be revised. Therefore, please address our previous bullet point 6. Further, if you believe the amount of any unrecorded impairments are not material, confirm to us that you have completed a SAB 99 analysis of such errors and provide us with your conclusions.

- If you are not recording the losses on your equity securities because the severity is less than two percent, revise to disclose that fact.

- It is unclear how your blanket policy of not considering whether any unrealized loss on equity securities is other than temporary until it exceeds 25% in severity is supported by the literature, especially in combination with your stated policy of possibly selling the security prior to recovery. Without the positive intent and ability to hold an underwater security to recovery combined with a realistic expectation of recovery, tell us how you determined that recognition an impairment is not required by the guidance of SFAS 115 and SAB 59; and,

- If you do not use entity specific information in your evaluation of whether equity securities in a loss position greater than 12 months are other than temporarily impaired, please disclose the factors you do consider.

Recent Developments Draft

3.   On page 3 of your draft materials, please revise to disclose the extent to which you continue to hold debt securities in companies with exposure in the sub-prime mortgage market. In addition, please confirm to us that you have no additional exposure to the subprime mortgage market.

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the

Richard J. Gavegnano
Meridian Interstate Bancorp, Inc.
November 9, 2007
Page 5

financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3434 with any other questions.


Sincerely,

Michael Clampitt
Senior Counsel

cc: Lawrence M. F. Spaccasi, Esq.
       Sean P. Kehoe, Esq.
       Muldoon Murphy & Aguggia LLP
       5101 Wisconsin Avenue, N.W.
       Washington, D.C. 20016

       Dave Muchnikoff, Esq.
       Silver Freedman & Taff, LLP
       3299 K Street
       Suite 100
       Washington, D.C. 20007